February 11, 2020

Scott L. Mathis
President & Chief Executive Officer
Gaucho Group Holdings, Inc.
135 Fifth Avenue, Floor 10
New York, NY 10010

       Re: Gaucho Group Holdings, Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed February 4, 2020
           File No. 333-233586

Dear Mr. Mathis:

        We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A filed February 4, 2020

General

1. We note your revised disclosure and the statement that "there is no guarantee that the public offering price per Share post-Offering will not decrease due to market conditions."
       Please revise the cover page and plan of distribution to clarify the timing of your reverse split, approval from Nasdaq, and the closing of the offering. As your anticipated post-
       reverse stock split price may vary from $7.40 per share and the 1-20 ratio, please revise to clarify the extent to which potential investors will be able to check the actual post-split market price before confirming purchases in this offering.
 Scott L. Mathis
FirstName LastNameScott L. Mathis
Gaucho Group Holdings, Inc.
Comapany NameGaucho Group Holdings, Inc.
February 11, 2020
Page 2
February 11, 2020 Page 2
FirstName LastName
       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Victoria Bantz